Exhibit 99.6

GLENCORE

Internal Memo

To	Glencore Copper Employees
Date	18 March 2022
Subject	Metals Acquisition Corp (MAC) to acquire CSA Mine from Glencore Plc

Colleagues,

Today, Glencore has announced that it has reached an agreement with Metals Acquisition Corp (MAC) for the sale of CSA (Cobar) mine.

MAC will take over ownership and operational control of CSA mine and will enter into an offtake agreement with Glencore for 100% of the copper concentrate produced at CSA.

The sale of CSA mines is consistent with delivering our strategy of simplifying and aligning our global portfolio of over 150 operating sites to focus on lower-cost, long-life assets.

Glencore will continue to be a leading marketer, producer and exporter of the Australian metals and minerals that will underpin the global transition to a low-carbon future.

The transaction is expected to be completed in 2022, subject to the approval of MAC's shareholders and other customary closing conditions, including regulatory approvals.

Please speak to your Manager if you have any questions or concerns.

Regards,

Troy Wilson
Chief Operating Officer
Copper Assets Australia & Asia Pacific
Glencore

Glencore Australia Holdings Pty Limited ABN 37 160 626 102